UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Forty Seven, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

34983P 104

(CUSIP Number)

Andrew Moley

Lightspeed Venture Partners

2200 Sand Hill Road

Menlo Park, CA  94025

Telephone:  (650) 234-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 22, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34983P 104

1.	Name of Reporting Persons. Lightspeed Venture Partners X, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,853,904 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,853,904 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,853,904 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)

This Schedule 13D is filed by Lightspeed Venture Partners X, L.P., a Cayman Islands exempted limited partnership (“Lightspeed X”), Lightspeed Affiliates X, L.P., a Cayman Islands exempted limited partnership (“Lightspeed Affiliates”), Lightspeed General Partner X, L.P., a Cayman Islands exempted limited partnership (“LGP X”), Lightspeed Ultimate General Partner X, Ltd., a Cayman Islands exempted company (“LUGP X”), Lightspeed Venture Partners Select II, L.P., a Cayman Islands exempted limited partnership (“Lightspeed Select II”), Lightspeed General Partner Select II, L.P., a Cayman Islands exempted limited partnership (“LGP Select II”), Lightspeed Ultimate General Partner Select II, Ltd., a Cayman Islands exempted company (“LUGP Select II”), Barry Eggers (“Eggers”), Jeremy Liew (“Liew”), Ravi Mhatre (“Mhatre”) and Peter Y. Nieh (“Nieh” and together with Lightspeed X, Lightspeed Affiliates, LGP X, LUGP X, Lightspeed Select II, LGP Select II, LUGP Select II, Eggers, Liew, Mhatre and Nieh, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Includes (a) 2,786,868 shares of Common Stock held by Lightspeed X and (b) 67,036 shares of Common Stock held by Lightspeed Affiliates. LUGP X serves as the sole general partner of LGP X, which serves as the sole general partner of Lightspeed X and Lightspeed Affiliates. Eggers, Liew, Mhatre and Nieh are directors of LUGP X and share voting and dispositive power over the shares held by Lightspeed X and Lightspeed Affiliates.

(3)	This percentage is calculated based upon 40,673,599 shares of the Issuer’s Common Stock outstanding following the Issuer’s public offering consummated on July 22, 2019, as reported by the Issuer.

CUSIP No. 34983P 104

1.	Name of Reporting Persons. Lightspeed Affiliates X, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,853,904 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,853,904 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,853,904 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (a) 2,786,868 shares of Common Stock held by Lightspeed X and (b) 67,036 shares of Common Stock held by Lightspeed Affiliates. LUGP X serves as the sole general partner of LGP X, which serves as the sole general partner of Lightspeed X and Lightspeed Affiliates. Eggers, Liew, Mhatre and Nieh are directors of LUGP X and share voting and dispositive power over the shares held by Lightspeed X and Lightspeed Affiliates.

(3)	This percentage is calculated based upon 40,673,599 shares of the Issuer’s Common Stock outstanding following the Issuer’s public offering consummated on July 22, 2019, as reported by the Issuer.

CUSIP No. 34983P 104

1.	Name of Reporting Persons. Lightspeed General Partner X, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,853,904 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,853,904 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,853,904 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (a) 2,786,868 shares of Common Stock held by Lightspeed X and (b) 67,036 shares of Common Stock held by Lightspeed Affiliates. LUGP X serves as the sole general partner of LGP X, which serves as the sole general partner of Lightspeed X and Lightspeed Affiliates. Eggers, Liew, Mhatre and Nieh are directors of LUGP X and share voting and dispositive power over the shares held by Lightspeed X and Lightspeed Affiliates.

(3)	This percentage is calculated based upon 40,673,599 shares of the Issuer’s Common Stock outstanding following the Issuer’s public offering consummated on July 22, 2019, as reported by the Issuer.

CUSIP No. 34983P 104

1.	Name of Reporting Persons. Lightspeed Ultimate General Partner X, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,853,904 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,853,904 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,853,904 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (a) 2,786,868 shares of Common Stock held by Lightspeed X and (b) 67,036 shares of Common Stock held by Lightspeed Affiliates. LUGP X serves as the sole general partner of LGP X, which serves as the sole general partner of Lightspeed X and Lightspeed Affiliates. Eggers, Liew, Mhatre and Nieh are directors of LUGP X and share voting and dispositive power over the shares held by Lightspeed X and Lightspeed Affiliates.

(3)	This percentage is calculated based upon 40,673,599 shares of the Issuer’s Common Stock outstanding following the Issuer’s public offering consummated on July 22, 2019, as reported by the Issuer.

CUSIP No. 34983P 104

1.	Name of Reporting Persons. Lightspeed Venture Partners Select II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,096,769 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,096,769 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,096,769 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.2% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 2,096,769 shares of Common Stock held by Lightspeed Select II. LUGP Select II serves as the sole general partner of LGP Select II, which serves as the sole general partner of Lightspeed Select II. Eggers, Liew, Mhatre and Nieh are directors of LUGP Select II and share voting and dispositive power over the shares held by Lightspeed Select II.

(3)	This percentage is calculated based upon 40,673,599 shares of the Issuer’s Common Stock outstanding following the Issuer’s public offering consummated on July 22, 2019, as reported by the Issuer.

CUSIP No. 34983P 104

1.	Name of Reporting Persons. Lightspeed General Partner Select II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,096,769 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,096,769 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,096,769 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.2% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 2,096,769 shares of Common Stock held by Lightspeed Select II. LUGP Select II serves as the sole general partner of LGP Select II, which serves as the sole general partner of Lightspeed Select II. Eggers, Liew, Mhatre and Nieh are directors of LUGP Select II and share voting and dispositive power over the shares held by Lightspeed Select II.

(3)	This percentage is calculated based upon 40,673,599 shares of the Issuer’s Common Stock outstanding following the Issuer’s public offering consummated on July 22, 2019, as reported by the Issuer.

CUSIP No. 34983P 104

1.	Name of Reporting Persons. Lightspeed Ultimate General Partner Select II, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,096,769 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,096,769 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,096,769 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.2% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 2,096,769 shares of Common Stock held by Lightspeed Select II. LUGP Select II serves as the sole general partner of LGP Select II, which serves as the sole general partner of Lightspeed Select II. Eggers, Liew, Mhatre and Nieh are directors of LUGP Select II and share voting and dispositive power over the shares held by Lightspeed Select II.

(3)	This percentage is calculated based upon 40,673,599 shares of the Issuer’s Common Stock outstanding following the Issuer’s public offering consummated on July 22, 2019, as reported by the Issuer.

CUSIP No. 34983P 104

1.	Name of Reporting Persons. Barry Eggers

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,950,673 (2) (3)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,950,673 (2) (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,950,673 (2) (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.2% (4)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (a) 2,786,868 shares of Common Stock held by Lightspeed X and (b) 67,036 shares of Common Stock held by Lightspeed Affiliates. LUGP X serves as the sole general partner of LGP X, which serves as the sole general partner of Lightspeed X and Lightspeed Affiliates. Eggers, Liew, Mhatre and Nieh are directors of LUGP X and share voting and dispositive power over the shares held by Lightspeed X and Lightspeed Affiliates.

(3)

Includes 2,096,769 shares of Common Stock held by Lightspeed Select II. LUGP Select II serves as the sole general partner of LGP Select II, which serves as the sole general partner of Lightspeed Select II. Eggers, Liew, Mhatre and Nieh are directors of LUGP Select II and share voting and dispositive power over the shares held by Lightspeed Select II.

(4)	This percentage is calculated based upon 40,673,599 shares of the Issuer’s Common Stock outstanding following the Issuer’s public offering consummated on July 22, 2019, as reported by the Issuer.

CUSIP No. 34983P 104

1.	Name of Reporting Persons. Jeremy Liew

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,950,673 (2) (3)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,950,673 (2) (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,950,673 (2) (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.2% (4)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (a) 2,786,868 shares of Common Stock held by Lightspeed X and (b) 67,036 shares of Common Stock held by Lightspeed Affiliates. LUGP X serves as the sole general partner of LGP X, which serves as the sole general partner of Lightspeed X and Lightspeed Affiliates. Eggers, Liew, Mhatre and Nieh are directors of LUGP X and share voting and dispositive power over the shares held by Lightspeed X and Lightspeed Affiliates.

(3)

Includes 2,096,769 shares of Common Stock held by Lightspeed Select II. LUGP Select II serves as the sole general partner of LGP Select II, which serves as the sole general partner of Lightspeed Select II. Eggers, Liew, Mhatre and Nieh are directors of LUGP Select II and share voting and dispositive power over the shares held by Lightspeed Select II.

(4)	This percentage is calculated based upon 40,673,599 shares of the Issuer’s Common Stock outstanding following the Issuer’s public offering consummated on July 22, 2019, as reported by the Issuer.

CUSIP No. 34983P 104

1.	Name of Reporting Persons. Ravi Mhatre

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 166,858 (4)

	8.	Shared Voting Power 4,950,673 (2) (3)

	9.	Sole Dispositive Power 166,858 (4)

	10.	Shared Dispositive Power 4,950,673 (2) (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,117,531 (2) (3) (4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.6% (5)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (a) 2,786,868 shares of Common Stock held by Lightspeed X and (b) 67,036 shares of Common Stock held by Lightspeed Affiliates. LUGP X serves as the sole general partner of LGP X, which serves as the sole general partner of Lightspeed X and Lightspeed Affiliates. Eggers, Liew, Mhatre and Nieh are directors of LUGP X and share voting and dispositive power over the shares held by Lightspeed X and Lightspeed Affiliates.

(3)

Includes 2,096,769 shares of Common Stock held by Lightspeed Select II. LUGP Select II serves as the sole general partner of LGP Select II, which serves as the sole general partner of Lightspeed Select II. Eggers, Liew, Mhatre and Nieh are directors of LUGP Select II and share voting and dispositive power over the shares held by Lightspeed Select II.

(4)

Includes (a) 66,743 shares of Common Stock held by Mhatre Investments LP- Fund 1 and (b) 33,372 shares of Common Stock held by Mhatre 2011 Irrevocable Children’s Trust. Mhatre serves as (i) trustee of the general partner of Mhatre Investments LP- Fund 1 and (ii) trustee of Mhatre 2011 Irrevocable Children’s Trust, and accordingly exercises sole voting and dispositive power over the shares held by Mhatre Investments LP- Fund 1 and Mhatre 2011 Irrevocable Children’s Trust.

(5)	This percentage is calculated based upon 40,673,599 shares of the Issuer’s Common Stock outstanding following the Issuer’s public offering consummated on July 22, 2019, as reported by the Issuer.

CUSIP No. 34983P 104

1.	Name of Reporting Persons. Peter Y. Nieh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 67,500

	8.	Shared Voting Power 4,950,673 (2) (3)

	9.	Sole Dispositive Power 67,500

	10.	Shared Dispositive Power 4,950,673 (2) (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,018,173 (2) (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.3% (4)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (a) 2,786,868 shares of Common Stock held by Lightspeed X and (b) 67,036 shares of Common Stock held by Lightspeed Affiliates. LUGP X serves as the sole general partner of LGP X, which serves as the sole general partner of Lightspeed X and Lightspeed Affiliates. Eggers, Liew, Mhatre and Nieh are directors of LUGP X and share voting and dispositive power over the shares held by Lightspeed X and Lightspeed Affiliates.

(3)

Includes 2,096,769 shares of Common Stock held by Lightspeed Select II. LUGP Select II serves as the sole general partner of LGP Select II, which serves as the sole general partner of Lightspeed Select II. Eggers, Liew, Mhatre and Nieh are directors of LUGP Select II and share voting and dispositive power over the shares held by Lightspeed Select II.

(4)	This percentage is calculated based upon 40,673,599 shares of the Issuer’s Common Stock outstanding following the Issuer’s public offering consummated on July 22, 2019, as reported by the Issuer.

Explanatory Note:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed as an amendment to the statement on Schedule 13D relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Forty Seven, Inc., a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on July 13, 2018 (the “Prior Schedule 13D”).

All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Prior Schedule 13D.  The Prior Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Prior Schedule 13D remains in full force and effect.

Paragraphs (a) and (f) of Item 2. Identity and Background are hereby amended and restated as follows:

“(a)               The entities and persons filing this statement (collectively, the “Reporting Persons”) are:

Lightspeed Venture Partners X, L.P. (“Lightspeed X”)

Lightspeed Affiliates X, L.P. (“Lightspeed Affiliates”)

Lightspeed General Partner X, L.P. (“LGP X”)

Lightspeed Ultimate General Partner X, Ltd. (“LUGP X”)

Lightspeed Venture Partners Select II, L.P. (“Lightspeed Select II”)

Lightspeed General Partner Select II, L.P. (“LGP Select II”)

Lightspeed Ultimate General Partner Select II, Ltd. (“LUGP Select II”)

Barry Eggers (“Eggers”)

Jeremy Liew (“Liew”)

Ravi Mhatre (“Mhatre”)

Peter Y. Nieh (“Nieh”)

The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(f)                       Citizenship:

Entities:	Lightspeed X	-	Cayman Islands
	Lightspeed Affiliates	-	Cayman Islands
	LGP X	-	Cayman Islands
	LUGP X	-	Cayman Islands
	Lightspeed Select II	-	Cayman Islands
	LGP Select II	-	Cayman Islands
	LUGP Select II	-	Cayman Islands

Individuals:	Eggers	-	United States of America
	Liew	-	United States of America
	Mhatre	-	United States of America
	Nieh	-	United States of America”

Item 3. Source and Amount of Funds or Other Consideration is hereby amended to add the following:

“Lightspeed X purchased 312,500 shares of Common Stock in the Issuer’s public offering consummated on July 22, 2019 (the “Secondary Offering”) at the public offering price of $8.00 per share.  Lightspeed Select II purchased 312,500 shares of Common Stock in the Secondary Offering at the public offering price of $8.00 per share.  The shares of Common Stock acquired by Lightspeed X and Lightspeed Select II in the Secondary Offering were purchased for aggregate purchase prices of $2.5 million each.  The source of the funds used by Lightspeed X, Lightspeed Affiliates and Lightspeed Select II was capital contributions by the partners of Lightspeed X, Lightspeed Affiliates and Lightspeed Select II, respectively.”

Item 5. Interest in Securities of the Issuer is hereby amended and restated as follows:

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of July 22, 2019:

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (4)
Lightspeed X (1)	2,786,868	0	2,853,904	0	2,853,904	2,853,904	7.0%
Lightspeed Affiliates (1)	67,036	0	2,853,904	0	2,853,904	2,853,904	7.0%
LGP X (1)	0	0	2,853,904	0	2,853,904	2,853,904	7.0%
LUGP X (1)	0	0	2,853,904	0	2,853,904	2,853,904	7.0%
Lightspeed Select II (2)	2,096,769	0	2,096,769	0	2,096,769	2,096,769	5.2%
LGP Select II (2)	0	0	2,096,769	0	2,096,769	2,096,769	5.2%
LUGP Select II (2)	0	0	2,096,769	0	2,096,769	2,096,769	5.2%
Eggers (1) (2)	0	0	4,950,673	0	4,950,673	4,950,673	12.2%
Liew (1) (2)	0	0	4,950,673	0	4,950,673	4,950,673	12.2%
Mhatre (1) (2) (3)	166,858	166,858	4,950,673	166,858	4,950,673	5,117,531	12.6%
Nieh (1) (2)	67,500	67,500	4,950,673	67,500	4,950,673	5,018,173	12.3%

(1)         Shared power includes (a) 2,786,868 shares of Common Stock held by Lightspeed X and (b) 67,036 shares of Common Stock held by Lightspeed Affiliates.  LUGP X serves as the sole general partner of LGP X, which serves as the sole general partner of Lightspeed X and Lightspeed Affiliates.  Eggers, Liew, Mhatre and Nieh are directors of LUGP X and share voting and dispositive power over the shares held by Lightspeed X and Lightspeed Affiliates.

(2)         Shared power includes 2,096,769 shares of Common Stock held by Lightspeed Select II.  LUGP Select II serves as the sole general partner of LGP Select II, which serves as the sole general partner of Lightspeed Select II.  Eggers, Liew, Mhatre and Nieh are directors of LUGP Select II and share voting and dispositive power over the shares held by Lightspeed Select II.

(3)         Includes (a) 66,743 shares of Common Stock held by Mhatre Investments LP- Fund 1 and (b) 33,372 shares of Common Stock held by Mhatre 2011 Irrevocable Children’s Trust. Mhatre serves as (i) trustee of the general partner of Mhatre Investments LP- Fund 1 and (ii) trustee of Mhatre 2011 Irrevocable Children’s Trust, and accordingly exercises sole voting and dispositive power over the shares held by Mhatre Investments LP- Fund 1 and Mhatre 2011 Irrevocable Children’s Trust.

(4)         This percentage is calculated based upon 40,673,599 shares of the Issuer’s Common Stock outstanding following the Issuer’s public offering consummated on July 22, 2019, as reported by the Issuer.

The information provided in Item 3 is hereby incorporated by reference.

Item 7.                                 Material to be Filed as Exhibits

A.                                    Agreement regarding filing of joint Schedule 13D.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2019

Lightspeed Venture Partners X, L.P.

By:	Lightspeed General Partner X, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner X, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Affiliates X, L.P.

By:	Lightspeed General Partner X, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner X, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed General Partner X, L.P.

By:	Lightspeed Ultimate General Partner X, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Ultimate General Partner X, Ltd.

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Venture Partners Select II, L.P.

By:	Lightspeed General Partner Select II, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner Select II, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed General Partner Select II, L.P.

By:	Lightspeed Ultimate General Partner Select II, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Ultimate General Partner Select II, Ltd.

By:	/s/ Ravi Mhatre
Authorized Representative

By:	/s/ Barry Eggers
Barry Eggers

By:	/s/ Jeremy Liew
Jeremy Liew

By:	/s/ Ravi Mhatre
Ravi Mhatre

By:	/s/ Peter Y. Nieh
Peter Y. Nieh

Exhibit Index

A.                                    Agreement regarding filing of joint Schedule 13D.

Exhibit A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D (and any amendments thereto) relating to the beneficial ownership by the undersigned of the Common Stock of Forty Seven, Inc. is filed on behalf of each of the undersigned.

Date: August 9, 2019

Lightspeed Venture Partners X, L.P.

By:	Lightspeed General Partner X, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner X, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Affiliates X, L.P.

By:	Lightspeed General Partner X, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner X, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed General Partner X, L.P.

By:	Lightspeed Ultimate General Partner X, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Ultimate General Partner X, Ltd.

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Venture Partners Select II, L.P.

By:	Lightspeed General Partner Select II, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner Select II, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed General Partner Select II, L.P.

By:	Lightspeed Ultimate General Partner Select II, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Ultimate General Partner Select II, Ltd.

By:	/s/ Ravi Mhatre
Authorized Representative

/s/ Barry Eggers
Barry Eggers

/s/ Jeremy Liew
Jeremy Liew

/s/ Ravi Mhatre
Ravi Mhatre

/s/ Peter Y. Nieh
Peter Y. Nieh